Exhibit 1

FOR IMMEDIATE RELEASE	21 MAY 2014

WPP PLC (“WPP”)

Millward Brown agrees to acquire market research agency DAEDALUS in Romania

WPP announces that its wholly owned operating company Millward Brown, a global leader in brand, media and communications research, has agreed to acquire the entire issued share capital of Daedalus Consulting S.R.L. (“DAEDALUS”), one of the largest market research companies in Romania with the largest fieldwork centre in the country.

Founded in 1996, DAEDALUS is based in Bucharest and employs 110 people. Key clients include Diageo, Orange, Pepsi, Unilever, Ursus Breweries and Vodafone.

With this acquisition, Millward Brown will have increased access to long-time growth opportunities in Romania’s growing economy and a direct presence in all major Central and Eastern European markets, including Russia, Poland, Hungary and Czech Republic.

DAEDALUS’ unaudited revenues as at 31 December 2013 were €3.5million with gross assets of approximately €1.2million as at the same date.

This acquisition continues WPP’s strategy of developing its services in important markets and sectors. In Romania, WPP companies (including associates) generate revenues of around $30 million and employ 400 people. In Central and Eastern Europe WPP companies (including associates) generate revenues of around $700 million and employ over 6,000 people. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP	+ 44(0) 207 408 2204